(Check One): ☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR	UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING	SEC File Number: 000-18805

CUSIP Number: 286082102

For Period Ended: December 31, 2006
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instructions (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Electronics for Imaging, Inc.
Full Name of Registrant

N/A
Former Name if Applicable

303 Velocity Way
Address of Principal Executive Office (Street and Number)

Foster City, CA 94404
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

☐	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

As previously announced, the Board of Directors of Electronics for Imaging, Inc. (“EFI” or the “Company”) has established a Special Committee (the “Committee”) to perform an independent investigation of the Company’s historical stock option grant practices. The Committee is assisted by independent legal and forensic accounting advisors. The Committee’s investigation is ongoing.

The Company may determine that it has failed to properly account for stock options granted in previous periods and/or in the year ended December 31, 2006, which could result among other things, in recording charges for previously unrecognized compensation expense. This may or may not have a material adverse effect on the Company’s results for those periods or the current period. The Company may also conclude, among other things, that the financial statements issued by the Company with respect to prior periods should not be relied upon.

EFI will delay the filing of its Annual Report on Form 10-K for the year ended December 31, 2006 while the Committee’s investigation is ongoing. EFI plans to file its Quarterly Report on Form 10-Q for the quarter ended September 30, 2006 and its Annual Report on Form 10-K for the year ended December 31, 2006 as soon as practicable, but does not expect that the aforementioned filings will be filed on or before the fifteenth calendar day following the required filing date as prescribed in Rule 12b-25. EFI will not be in a position to file its Quarterly Report on Form 10-Q for the quarter ended September 30, 2006, or its Annual Report on Form 10-K for the year ended December 31, 2006, until, among other things, the Committee’s review is complete, preparation of the related financial statements is completed, and the Company’s independent registered public accountants complete their procedures.

On November 17, 2006, the Company filed a report on Form 8-K with the Securities and Exchange Commission, which disclosed: (i) the receipt of a Nasdaq Staff Determination notice issued as a result of EFI’s previously announced review of stock option grants and the subsequent delay in filing its Form 10-Q; (ii) the initiation of an informal inquiry by the Securities and Exchange Commission related to the Company’s stock option grant practices; and (iii) the receipt of a notice of a purported compliance deficiency from the trustee under the indenture governing EFI’s 1.50% Convertible Senior Debentures due 2023.

On November 22, 2006, the Company filed a report on Form 8-K with the Securities and Exchange Commission, which disclosed the filing of two shareholder lawsuits alleging, among other things, breach of fiduciary duty for improperly backdating certain grants of EFI stock options to officers and directors of the Company.

On February 26, 2007, a Nasdaq Listing Qualifications Panel granted EFI’s request for continued listing of its common stock on The Nasdaq Global Select Market subject to certain conditions relating to the Company’s ability to provide information with respect to the stock option investigation and the filing of its periodic reports and any related restatements.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

John Ritchie	(650)	357-3500
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). Yes ☐ ☒ No

Quarterly Report on Form 10-Q for the quarter ended September 30, 2006

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

On January 30, 2007, EFI released its preliminary revenue and net income for the quarter and year ended December 31, 2006 and furnished this information on a current report on Form 8-K with the Securities and Exchange Commission. Preliminary revenue for the fourth quarter and year ended 2006 was $153.9 million and $563.7 million, respectively, as compared to revenue of $145.4 million for the fourth quarter of 2005 and $468.5 million for the year ended 2005. Preliminary net income on a GAAP basis for the fourth quarter and year ended 2006 was $7.1 million, or $0.12 per diluted share, and $3.7 million, or $0.06 per diluted share, respectively, as compared to net income of $11.4 million, or $0.18 per diluted share, for the fourth quarter of 2005 and a net loss of $4.1 million, or $0.07 per diluted share for the year ended 2005.

For the reasons described under Part III above, the Company’s results, including for the year ended December 31, 2006 are described as preliminary and are subject to change.

In addition, the expected delays in filing our 10-Q for the quarter ended September 30, 2006 and our 10-K for the year ended December 31, 2006 could result in a delisting of the Company’s common stock by Nasdaq, or in the acceleration of the maturity of our outstanding convertible debentures due to an event of default that has occurred thereunder. As of the date of this filing, the holders of our outstanding convertible debentures have not accelerated the maturity of such debentures.

Electronics for Imaging, Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: March 2, 2007	By:	/s/ Joseph Cutts
Joseph Cutts
Chief Operating Officer